Earnings Release - 1 st Quarter 2005

VCP improves EBITDA margin in spite of adverse domestic environment

Net Sales Revenue of US$ 251 million
Sales of 350,000 tons: 144,000 tons of paper and 206,000 tons of pulp
EBITDA of US$ 96 million and net income of US$ 61 million
EBITDA margin of 38%, higher than 37% presented in the previous quarter (4Q04)

São Paulo , April 18, 2005 – VOTORANTIM CELULOSE E PAPEL S.A. ( VCP ) (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp & paper producers in Latin America , today announced its earnings for the first quarter 2005 (1Q05). The operational and financial information in this release, unless otherwise indicated, is presented in consolidated numbers and in U.S. dollars in accordance with U.S. GAAP. All comparisons provided in this Release refer to the first quarter of 2004 (1Q04), unless otherwise indicated.

Comments from Mr. Valdir Roque , VCP's Finance and Investor Relations Director

"During the first quarter of 2005, global pulp markets continued to perform as expected within the recovery process, with more discipline seen on the part of producers, with Chinese and European buyers maintaining their purchases in order to replenish inventories. This permitted VCP to announce additional increases in international eucalyptus pulp prices in January, March and April. The local economic situation continued to show signs of sustainable growth even during this challenging period, with increasing interest rates, declining exchange rates, inflationary pressures, increasing taxes and fiercer competition in the local paper market. The current macroeconomic situation leads us to expect an upward trend for the domestic paper market, although at more moderate rates than those presented in 2004, and more concentrated during the second half of the year.

In spite of the challenging domestic environment when compared to the previous quarter, VCP improved the EBITDA margin from 37% to 38%, resulting from the efforts made to increase efficiency on production and control costs, despite the seasonal effect of lower sales volumes during the first quarter of each year. This performance resulted in a net income of US$ 61 million for the quarter.

Under this scenario, VCP reported net revenue of US$ 251 million for the quarter, up 2% when compared to 1Q04. This growth would be even higher had it not been negatively impacted by the increased PIS/COFINS tax rate on domestic sales, as well as lower export volumes. EBITDA in 1Q05 of US$ 96 million was 9% lower than in 1Q04, pressured by the drop in export volumes - 11% lower – the negative impact of a lower exchange rate in costs denominated in Reais, as well as higher prices of inputs, particularly of chemical inputs, which were impacted by increased oil prices.

On March 31, we concluded the acquisition, jointly with Suzano Papel e Celulose S.A., of the capital stock of Ripasa S/A Celulose e Papel, held by the controlling shareholders, which will promote further growth and operational synergies for VCP" , commented Valdir Roque , CFO and IR Director for VCP."

Major Financial Indicators (in US$ million)	1Q05	1Q04	1Q05/1Q04
Net Sales Revenue	251	247	2%
Domestic Sales	119	112	6%
Exports	132	135	(2%)
Operating Profit	71	84	(15%)
Net Income	61	80	(24%)
Earnings per ADR	0.32	0.42	(24%)
EBITDA	96	106	(9%)

Executive Summary - 1Q05 x 4Q04

Pulp revenue	-10%
- Volume	-20%
- Price/Mix	12%
- Others	-2%

Paper revenue	-10%
- Volume	-5%
- Price/Mix	-5%

COGS(*)	-10%
- Volume	-14%
- Pulp	-20%
- Paper	-5%
- Unit cost/Mix	5%
- Others	-1%

(*) without effects of depreciation

Selling & Marketing	-18%
- Volume	-14%
- Unit price/Mix	-4%

General & Administrative	-10%

103
19
1
6
8
2
3
96
-
Volume
Paper (6)
Pulp (13)
-
Price
Paper (12)
Pulp 11
+
Cogs(**)
+
S&M
+
G&A
-
Exchange Variation
Revenue....6,0
COGS.......(7,0)
S&M.........(2,0)
1ºQtr_05:2,6651
4ºQtr_04:2,7862
-4,35%
37 %(*)
38%(*)
EBITDA
4th Quarter_04
EBITDA
1st Quarter_05

(*) Ebitda Margin
(**) Without effects of depreciation, amortization and depletion expenses
(****) Amounts expressed in US$ Million

469
96
3
36
15
11
275
2
1
712
30%(*)
-
Ebitda
+
Operational Assets and Liabilities variation
+
Capex
+
Income tax
+
Financial result
+
Investment Acquisition Ripasa
-
Sales of treasury stocks
+
Others
48%(*)
Net Debt
December_2004
Net Debt
March_2005

(*) Net Debt/Shareholders equity
(**) Amounts expressed in US$ Million

Net Revenue and Sales Volume

Net revenue grew 2% in 1Q05 when compared to 1Q04. This growth would have been even higher if not negatively impacted by the increased PIS/COFINS tax rate on domestic sales, as well as lower export volumes, derived from the need to stockpile pulp in view of the 24-day maintenance shutdown of the Luiz Antonio plant, which is scheduled for April 2005. Moreover, paper export volume dropped by 13%, to rebuild inventories, targeting higher paper sales in the domestic market. For the same reasons, when compared to 4Q04, net revenue decreased by 10% also impacted by the seasonal drop in sales volumes in the domestic market. Besides, in 4Q04, the larger volume of pulp produced in 3Q04 which was not shipped until 4Q04 had resulted in above-average sales. VCP's average price in U.S. dollar terms grew 9% in comparison with 1Q04 and 5% in comparison with 4Q04, reflecting the hike in international prices for both pulp and paper, partially offset by the increased PIS/COFINS rate on domestic sales.

The contribution of paper products to total revenues was 59% and 41% from pulp sales in 1Q05, the same figures as in both 1Q04 and 4Q04. With regards to the total sales volume, the share of paper sales was 41% and the share of market pulp sales was 59%. In 1Q04, these breakdowns were 40% and 60%, respectively. In 4Q04, sales of paper accounted for 37% of total sales volume and market pulp accounted for 63%. The smaller share of market pulp in 1Q05 can be explained by the lower volume sold, although at higher prices, which explains the similar level of participation in revenues.

Additionally, due to the reduction in market pulp sales resulting from the need to restock inventories, the export volume in 1Q05 accounted for 67% of overall sales volume, lower than the 70% share in export volume in 1Q04. In 4Q04, this participation was 68%.

Pulp

Revenues from pulp sales grew 1% to US$ 102 million in 1Q05 when compared to 1Q04. This variation is explained by a 10% increase in domestic sales volumes, as well as by higher average prices in dollar terms (+11%), offset by a 10% decrease in exports. Sales volume totaled 206 thousand tons in 1Q05, down 20 thousand tons from 1Q04, mainly due to the previously mentioned need to build up inventories at the end of the quarter. In comparison with 4Q04, there was a 10% drop in revenues, which stemmed from extraordinary volumes recorded in that quarter. This was due to inventory availability and better logistics for shipping operations when there was a larger volume of pulp that was initially expected to embark in 3Q04 but was not shipped until 4Q04 .

Given the ongoing demand for pulp, international pulp prices continued on an upward trend, and new price hikes were announced in January, March and April 2005. China – VCP's most important market in Asia –markets' reluctance to accept paper price increases in Euros, demanded larger volumes of eucalyptus pulp to compensate for the lack of available short fiber on that continent, apparently derived from the excess of long-fiber wood, due to the wood crop caused by the damage of the terrible storms in Sweden in January.

VCP's inventories were at 35 days at the end of 1Q05. Inventories ran at 32 continued purchasing pulp in order to replenish inventories. European customers, in turn, despite their days at the beginning of the quarter. Whether or not the cycle of price hikes will continue depends on how much pulp the large economic blocs will need to buy and, to a certain extent, on the producers' readiness to exercise more discipline about the volume of products offered .

Domestic market – In comparison with 1Q04, the volume of pulp sold to domestic clients grew 10% due to the recovery of the Brazilian economic situation, although it was still 11% lower than the performance reported in 4Q04, which is typically a stronger quarter. Pressured by increasing international average prices, but partly offset by the PIS/COFINS rate and a weaker U.S. dollar, the average CIF price for pulp in the domestic market was R$ 1,200 per ton in 1Q05, versus R$ 1,172 per ton in 1Q04 and R$ 1,168 in 4Q04.

Export market – With regard to the export market, VCP exported 10% less pulp in 1Q05 than it did in 1Q04, due to the need to build up inventories at the Luiz Antonio plant. The average price for export products rose 11% in dollar terms, due to the above-mentioned hike in international prices .

Paper

Paper sales revenues grew 2% in 1Q05 when compared to 1Q04, to US$ 149 million. In terms of volume, total paper sales shrank 4% in spite of the fact that domestic sales increased 1% . Export sales volumes of paper declined by 13% since VCP had fewer products available for exports, due to the need of rebuilding inventories, targeting higher paper sales in the domestic market. The average price, calculated over net revenues, was 4% higher in the domestic market and 9% higher in the export market. Overall, the effective increase was 12% when not considering the hike in the PIS/COFINS rate (from 3.65% to 9.25%), since this tax is deducted from the domestic gross revenue. Altogether, VCP sold 144 thousand tons of paper during the quarter. In relation to 4Q04, revenues declined by 10% and volumes by 5%, with decrease of 5% in a verage price, explained by seasonal effects in volumes and higher PIS/COFINS tax rate.

In comparison with 1Q04, there was an improvement in the product mix of paper sales, since the recovery in the local market led to a smaller share of uncoated papers in total sales, while improving the sale of higher value-added products such as coated and carbonless & thermal papers. When compared to 4Q04, the mix in terms of revenues remained unchanged.

With regard to sales volume, coated papers accounted for a larger percentage of total sales in 1Q05 than in 1Q04, due to not only a boost in the local market but also to an increase in exports, particularly to Mercosur markets. On the other hand, the share of uncoated papers shrank because the Company concentrated on the sale of higher value-added products. In comparison with 4Q04, there was a slight increase in the share of coated paper sales, offset by a contraction in the share of carbonless & thermal papers. This change in product mix was possible thanks to VCP's flexibility in responding to shifting market requirements. The ability to operate in the pulp and paper markets and to alternate positions depending on the level of demand from domestic and offshore customers continues to prove that VCP can neutralize potential cyclical effects that might negatively affect a specific segment, market or currency.

Domestic market – Paper sales in the local market showed 1% growth in volumes when compared to 1Q04. However, when compared with 4Q04, there was an 11% reduction in sales volume mainly due to a decrease in demand for certain products, reflecting the seasonal moderation typical of the first quarter. When compared with 1Q04, average paper prices improved 4% in U.S. dollars. This increase would be 12% if not considered the effect of PIS/COFINS tax rate. In relation to 4Q04, average paper prices declined by 4%, mainly due to an increase in PIS/COFINS tax rates and to a discount granted on cut size prices , as well as to price changes in some product lines.

Uncoated papers: Uncoated papers showed a negative performance compared to 1Q04, with 1% lower prices and a 5% decrease in sales volume. Sales were impacted by poor performance of the notebook manufacturing segment, which had performed well in the previous quarter (4Q04). Average prices, in turn, were affected by higher PIS/COFINS tax rates and by a reduction in cut size paper prices in local currency, resulting from increasingly aggressive competitors in pursuit of higher market-share in this segment.

Coated papers: In comparison with 1Q04, average gross prices of coated paper rose 10% in U.S. dollars. However, considering the effect of higher PIS/COFINS tax rates, the net average price increased 3%. With regard to volume (tons), coated paper sales grew 14%, due to the improved local macroeconomic environment.

Carbonless and thermal papers: Sales volumes were 3% lower in relation to 1Q04. However, average prices rose by 12% in U.S. dollars (20% when not considering the effect of higher PIS/COFINS tax rate).

Export market – Sales to export markets fell 13% when compared to 1Q04, particularly in the case of uncoated papers (-18%). In relation to 4Q04, exports grew 12%. The average CIF price in the export market was US$ 845 per ton, versus US$ 773 per ton in 1Q04, in reason of the hike in international prices (in U.S. dollars), resulting from the price recovery in the U.S. and in Latin America for uncoated papers, and a stronger Euro vis-à-vis the U.S. dollar.

Pulp

Cash-cost

The cash cost of pulp production is presented in this release disregarding exhaustion, depreciation and amortization .

The cash cost of producing pulp totaled US$ 171/ton in 1Q05, 4% higher than 4Q04. The variation is due to the impact of a lower exchange rate over costs denominated in local currency. In Reais, the cash-cost was 1% lower because the increase in the price of some raw materials such as caustic soda was fully offset by more efficient operations and a reduction in production costs. In relation to 1Q04, the cash cost rose by 13%, mainly due to the impact of a lower exchange rate as well as the hike in raw material prices.

Operating Results

Gross profit totaled US$ 114 million in 1Q05, down 7% from 1Q04, with a gross margin of 45%, lower than the 50% and 46% margins which were recorded in 1Q04 and 4Q04, respectively. In relation to 1Q04 and 4Q04, the decreases in gross profit resulted primarily from lower sales volumes. The decrease in gross margin is explained by the negative impact of a lower average exchange rate over costs denominated in local currency. Moreover, in relation to 1Q04, the margin was impacted by increases in some input costs and labor, leading to an 18% increase in the average cost per ton sold.

In nominal terms, selling expenses remained unchanged in 1Q05 when compared to 1Q04, at US$ 30 million, because the increase in international freight costs, were fully offset by lower exported volumes (-11%).

General & Administrative expenses as a percentage of net revenue increased from 3.3% to 4.4%. Much of the growth is due to the effect of a lower exchange rate over expenses denominated in local currency and a collective salary adjustment of 8% granted in October 2004, as well as increased third-party services. Administrative expenses grew US$ 3 million in absolute terms.

Operating profit reached US$ 71 million, down 15% from the US$ 84 million reported in 1Q04, and 9% from the US$ 78 million registered in 4Q04. In relation to 1Q04, the reduction can be mainly attributed to the decrease in gross profit and higher administrative expenses.

Consequently, VCP reported EBITDA in the amount of US$ 96 million in 1Q05, down US$ 10 million from the figure posted in 1Q04. The EBITDA margin over net revenue was 38% , lower than the 43% reported in 1Q04, but higher than the 37% of EBITDA margin reported in 4Q04.

Financial Results

VCP's net debt increased up from US$ 469 million as of December 31, 2004 to US$ 713 million as of March 31, 2005. The increase took place on the last day of the quarter due to the disbursement of US$ 275 million related to the acquisition of Ripasa. This variation was partly offset by the operating cash flow generated during the period, after deducting the capital investments made, particularly in forestry assets.

Gross debt grew by US$ 249 million in 1Q05, going from US$ 945 million at the end of 2004 to US$ 1,194 million as of March 31, 2005. This increase is mainly attributed to new pre-payment financing of US$ 300 million, at a very low rate of Libor+1.63% p.a. (all included) for final maturity of seven years. These funds were used for the acquisition of Ripasa.

The financial expenses corresponding to the gross debt position were US$ 19 million in 1Q05, US$ 3 million greater than the amount presented in 4Q04, and is explained by the higher interest rate (Libor) in the international markets, partially offset by new loans with lower spread over Libor. Despite a decrease in the average amount of marketable securities (US$13 million), VCP booked an increase in financial income of US$1 million derived from NPV adjustments of accounts receivable.

Foreign Exchange Gain (Loss)

In order to protect against foreign currency exposure risk (loans in foreign currency against cash investments in local currency), the Company maintains cross-currency interest rate swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy.

In 1Q05, the net foreign exchange result, including fair value, was a loss of US$ 2 million against a gain of US$ 2 million in 4Q04 and a gain of US$ 3 million in 1Q04. The fair value accounting adjustment is in accordance with FASB 133 and does not impact the cash flows.

DEBT (US$ million)	COST % p.a.	Dec 31, 2004	Mar 31, 2005%
- SHORT TERM		376	326	27%
Real denominated	TJLP + 3%	30	29	2%
Dollar denominated	US$ + 3.2%	346	296	25%
- LONG TERM		569	868	73%
  Real denominated
	TJLP + 3%	102	96	8%
Dollar denominated	US$ + 5.5%	467	773	65%
TOTAL GROSS DEBT		945	1,194	100%
(-) CASH POSITION		(476)	(481)
NET DEBT		469	713

Debt Amortization	2005	2006	2007	2008	2009	after 2010
( US $ million)	247	135	63	134	176	439

Equity from Affiliates

Total equity from affiliates – as consolidated on VCP's Balance Sheet for 1Q05 – totaled US$ 9 million, 13 % and 29 % higher than the amounts reported in 4Q04 and 1Q04, respectively, although it had no significant impact on the Company's cash position. This amount was mainly influenced by the equity accounting income from Aracruz Celulose S.A., which was 50% greater than in 1Q04.

Income Tax

The effective income tax rate in 1Q05 was 14% , versus 12% in 1Q04 and 19% in 4Q04. For 2001 up to 2004, VCP calculated and paid income taxes based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income). As from 2005, taxes on income are determined on adjusted pretax income determined under Brazilian tax regulations. Following the end of the REFIS program, the effective tax rate was expected to increase in 1Q05. However, this increase was partially offset by the reversal of deferred income tax provisions on swap operations due to declining FX rates.

Net Income

Net income totaled US$ 61 million in 1Q05, i.e. US$ 19 million less than the US$ 80 million reported in 1Q04. In comparison with 4Q04, it was US$ 7 million lower, which is mainly explained by the drop in sales volumes and lower exchange rate.

CAPEX

VCP invested US$ 36 million in 1Q05, of which US$ 20 million were spent on forestry assets (land acquisition, planting and forest maintenance).

CAPEX (US$ million)	COMPLETED BY 03/31/05	PLANNED FOR 2005
Expansion projects	3	68
Modernization	6	24
Forests	20	106
Maintenance, IT and other	7	58
TOTAL	36	256

Outlook

The Company's fundamentals continue to strengthen . Production has increased in both scale and productivity by the utilization of modern industrial units, improvements in wood production and changes in its product mix. These factors have enabled the Company to achieve a balance between the various segments of both the domestic and export markets, in addition to generating earnings and maintaining a solid financial position. The earnings will be used to sustain growth and to distribute dividends, in a transparent manner, in accordance with Company policy.

The world's global scenario suggests that demand for eucalyptus pulp will continue to grow , meaning that our plants will be operating at full capacity. Because Brazilian eucalyptus pulp producers, relative to other producers, are more cost efficient, our participation in the global market should also increase while the pulp & paper industry might undergo a process of consolidation.

Brazilian economic indicators are finally showing greater stability, allowing an optimistic view about the future growth of demand for paper products , which has been penned up for years. VCP will be working at the limit of its industrial capacity, taking advantage of the more profitable market niches, while maintaining the good relationship with current clients.

This scenario may provide opportunities for healthy companies to expand their businesses, including the possibility of mergers and acquisitions within the pulp & paper industry. A case in point is the recent acquisition of Ripasa S/A Celulose e Papel. VCP is trying to reduce costs, boost productivity, develop risk management, foster innovation and consolidate customer relationships, while also investing more in its professionals and in research & development. In other words, VCP is getting prepared for new opportunities. The goal is to generate more value for VCP's stockholders, i.e., to expand the business, achieve excellence in performance and profitability and/or improve the company's technological capabilities and products, while ensuring a minimum return of 3% to 4% percent above the weighted average cost of capital (WACC).

For the first time in VCP's history, the Company prepared a strategic plan for a relatively long period of fifteen years, or two eucalyptus cycles, with the creation of VCP Vision 2020 . This plan resulted from a sophisticated development of VCP's management model as of 2004, and it is based on four main pillars: Knowledge Management, Talents, Leadership and Benchmarking. SIG – our Integrated Management System – is aligned with the values of Votorantim Group and with the new strategic guidelines for sustainable growth, social responsibility and value generation.

In order to sustain VCP's future growth in pulp production, heavy capital investments in forestry assets have been approved, including land acquisition, planting of eucalyptus forests close to our mills in the State of São Paulo, and the implementation of a new VCP forest reserve in the south of Rio Grande do Sul State (possibly including the North of Uruguay), where the Company has already acquired 63 thousand hectares of land. In addition, new capital expenditures are already planned to optimize the Jacareí plant, which should expand its annual capacity to reach 1,100 thousand tons of pulp by 2007.

With regard to logistics, VCP is improving its working capital management and every part of the business chain , from forestry logistics to supply and planning, operations, export and distribution of paper products (KSR), in an effort to fine-tune its management model. In order to achieve its goals, several projects are underway, such as: railway utilization for the transportation of timber, among other purposes; engagement of logistics operators; expansion of VCP's private port area at Santos; use of a private railway network to link the Jacareí Unit with the Port of Santos in the transportation of pulp; and the development of long-term partnerships with international sea carriers. More recently, VCP began to use its private port terminal to export paper as well, devising a new way to ship paper products as "supplementary cargo" along with the pulp (instead of using containers), thus cutting the cost of logistics for paper exports. The Company will also continue to pursue customer and brand loyalty through additional efforts in KSR business unit, the largest distributor of paper products in Brazil . This initiative includes continuous investments in e-business designed to strengthen the relationship with customers and secure their loyalty.

VCP's greatest challenge from 2005 on: Sustainable Growth.

Acquisition of Ripasa S.A. Celulose e Papel

On November 10, 2004, VCP and Suzano signed an agreement to buy 100% of the common and preferred shares in Ripasa directly and indirectly held by Ripasa's controlling stockholders. The total price paid for this transaction of US$ 709.46 million (referred to in items I and II below), corresponding economic value will be attributed to the preferred shares, for an amount to be determined by an opinion being prepared by an independent financial institution, in accordance with the current legislation. The price of the common shares agreed between the parties includes the economic value, plus a premium for the acquisition of the equity control and for the expectation of creation of added value and productive synergies that will result from the new management model.

The acquisition of the controlling stake in Ripasa by VCP and Suzano was completed on March 31, 2005, on an equal basis for each partner, described as follows:

I.  129,676,966 common shares and 41,050,819 preferred shares of Ripasa were acquired and paid for on March 31, 2005, representing 77.59% of the voting stock and 46.06% of the total stock, and

II.  37,449,084 common shares and 12,388,719 preferred shares of Ripasa are to be acquired by purchase and sale options to be exercised within six years, representing 22.41% of the voting stock and 13.45% of the total stock.

The amount paid in Reais for the acquisition of the shares referred to in item I above is equivalent to US$ 549.15 million; the amount to be paid in Reais for the acquisition of the shares referred to in item II above is equivalent to US$ 160.31 million. The total price was agreed between the parties after a legal and accounting due diligence process was concluded.

A stockholding restructuring model for Ripasa is being developed and will be announced to the market as soon as possible. This model will allow for the migration of the minority stockholders to VCP and Suzano, on an equal basis. In accordance with the various ongoing studies, VCP and Suzano are planning to implement a stockholding restructuring model for Ripasa, shaping it into an operational consortium-based company, with a view to optimize synergies. This model will be subject to approval by the appropriate fiscal and anti-trust authorities and granting of special tax-related authorization. The management restructuring model for Ripasa will entail the maintenance of the current status for VCP and Suzano as competitors in the markets in which they operate, preserving the independence of their activities, and there is no intention to integrate their operations or interests whatsoever.

By concluding this operation, VCP reiterates its long-term commitment with the pulp & paper industry, fostering significant future foreign exchange inflow, and of strategic importance to Brazil . By taking this step, VCP strengthens its position as a major player in the global pulp & paper market.

Capital Markets

Stock Buyback Plan

VCP announced a one-year stock buyback plan on May 13, 2004. Altogether, the Company has repurchased 263,800 shares at an average price of R$ 35.51, totaling R$ 9 million, or approximately US$ 3 million. The balance of shares held in treasury as of March 31, 2005 was 30,000.

Distribution of dividends

VCP's management, according to its new dividend policy, and considering that the Company will maintain a healthy capital structure, aligned with an investment grade rating, even after the heavy disbursements in capital expenditures, is proposing to the next General Shareholders' Meeting the distribution of dividends in the amount of R$ 288 million (US$ 111 million). This amount is 21% higher than in 2003 and represents 38% of the adjusted net profit (in Brazilian GAAP), with an yield of 3.5%, referring to 2004. From this amount, R$ 80 million (US$ 31 million), already paid as an advance distribution on November 5, 2004, will be deducted. The preferred shares will have dividends 10% higher than the voting shares.

Stock Performance

In 1Q05, the São Paulo Stock Exchange Index (Ibovespa) appreciated 1%, while VCP's preferred shares (VCPA4) were down 18%. Trading volume in 1Q05 totaled 19,137 transactions, involving approximately 12.3 million VCP preferred shares, down 11% from the volume traded in 4Q04.

Value of the total volume traded in VCP shares in 1Q05 reached R$ 473.5 million on the Bovespa, 15% lower than in the same period of the previous year. VCP's participation in the Bovespa stock index was 1.1%.

VCP's earnings per share in 1Q05 was R$ 0.76, versus R$ 1.07 per share in 1Q04, in accordance with Brazilian GAAP. According to US GAAP, earnings per share amounted to US$ 0.32 in 1Q05, and US$ 0.42 in 1Q04.

VCP's Level III ADRs were down 20% on the New York Stock Exchange (NYSE) in 1Q05, while the Dow Jones Industrial Average moved down by 3%, the Bloomberg Paper & Forest Index Europe declined by 8% and the Bloomberg Paper & Forest Index US dropped by 6%. The trading volume for the Company's ADRs on the NYSE amounted to US$ 305.4 million in 1Q05, down 1% from 4Q04

CONFERENCE CALL

VCP will hold a Conference Call on Tuesday, April 19, 2005, at 10:00 a.m. (EST) / 11:00 a.m. (São Paulo). Connection Numbers: USA (1-800) 860-2442; Brazil (0xx11) 4613-0502; other countries (1-412) 858-4600. Please call approximately 10 minutes prior to the start of the teleconference.

Access code: 327

The statements contained in this release with respect to the Company's business prospects, projected operating and financial results, and growth potential are merely forecasts based on the expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil's overall economic performance as well as industry and international market conditions and, therefore, subject to change.

Votorantim Celulose e Papel S.A. - VCP is one of the largest pulp & paper producers in Brazil in terms of net revenue and total assets, and leader of the Brazilian market for printing & writing and specialty papers. It is an integrated pulp & paper mill with a highly efficient production cycle because it uses the most suitable technology for each process. VCP sells its products domestically and exports to more than 55 countries in all five continents.

Attachment I

Attachment II

Attachment III

Attachment IV

Attachment V

Attachment VI